Fosters Brewing Group

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, [redacted]

Name of entity

Foster's Group Limited

ABN

49 007 620 886

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	420,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Rank Equally
5	Issue price or consideration	$2.48
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Conversion of Options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 October 2005

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	2,012,852,244	Fully paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	998,310	Partly Paid Ordinary

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Ordinary Dividends

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 October 2005
Assistant Company Secretary

Print name: ...Robert Keith Dudfield..

== == == == ==

+ See chapter 19 for defined terms.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP
Inspiring Global Enjoyment

For your information as released to the Australian Stock Exchange

SEC File No: 082-01711

With Compliments

October 24, 2005

Foster's Group Limited 2005 Annual General Meeting – Chairman's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Melbourne, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited Chairman, Frank Swan is attached.

A live webcast of proceedings of the Annual General Meeting, as well as an archive of the Chairman and President & CEO's address, will be available from the Foster's Group website at www.fostersgroup.com.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

Foster's Group Limited 2005 Annual General Meeting
Chairman's Address

Frank Swan, Chairman

INTRODUCTION

I'd now like to present the Chairman's address.

As current shareholders in Foster's Group, you own a great company – one that has transformed itself over the past decade to meet the changing needs of its customers and consumers.

In 1995, brewing represented over 90 per cent of Group revenues, with Foster's Lager and other Carlton & United Breweries beer brands dominating our portfolio.

However, we faced a global beer market experiencing declining per capita consumption in developed markets, and we were seeing a fundamental shift in consumer preferences.

We saw then, and continue to see today, consumers' tastes becoming much more diverse than ever before.

Consumers were moving away from drinking a single beverage type, and towards drinking a range of beverages depending on the occasion. At the same time, consumers were increasingly choosing premium and imported beers, ciders, pre-mixed spirits, and, of course, developing a passion for fine wine.

Over the last decade, these consumer changes have only accelerated.

Thankfully, in 2005 Foster's is a very different company. Today we are much better positioned to capitalise on these changes than we were a decade ago.

Following the acquisition and development of Mildara Blass, Rothbury Wines, Beringer, and now Southcorp, we have become the world leader in premium wine.

We have added spirits, pre-mixed drinks, ciders, and non-alcohol products to our portfolio, and entrenched ourselves as the leading player in Australia's expanding and rapidly changing alcohol beverages sector.

These new categories and products position Foster's very well to anticipate and respond to new consumer preferences.

That doesn't mean we have forgotten our heritage.

The key brands that have defined Foster's Group for many decades remain in very good health.

Foster's Lager has expanded global sales for the last 11 consecutive years.

Over the last decade, Foster's has reigned as the most popular beer in London, and No.2 in the UK, with more than 100 million cases of Foster's now sold in 150 countries.

Our core Australian beer brands, including Victoria Bitter, Carlton Draught and Crown Lager continue to be the nation's most popular.

Today, our Australian multi-beverage portfolio has expanded to include many other exciting products - Cougar, SKYY Vodka, Cascade Premium, Pure Blonde, and imported premium beers such as Corona, Asahi, and Stella Artois to name but a few.

Many of these brands have become market leaders.

Finally, with the sale of Australian Leisure & Hospitality Group, Lensworth, and the divestment and donation of our art collection to Australian galleries completed in 2005, we have become a pure beverage company.

This focus means that we are now well positioned to do what we do best – produce and market great premium beverage brands.

Perhaps most significant of all is the culture change that has occurred in the Group over the past twelve months or so. Foster's businesses are now working as one team, a team that has embraced its newest member – Southcorp.

The Directors and I believe that this business philosophy is critical to the success of the Group going forward.

OVERVIEW OF RESULTS

We have achieved this fundamental change in the scope of the Company while maintaining our focus on performance.

We recorded strong operational and financial outcomes for the 2005 financial year. Outcomes that position us for sustained earnings growth in the years ahead.

The underlying performance from our continuing businesses was solid, with profit after tax up 10 per cent on 2004.

Carlton & United Beverages – now reborn as Foster's Australia – returned another excellent result, growing earnings by 11 per cent.

Beringer Blass Wine Estates, and in particular the North American business, achieved a major turnaround in 2005. Some tough decisions taken during the Wine Trade Review in 2004 have paid dividends, with normalised earnings growth in North America of almost 17% cent achieved.

The combined Foster's Wine Estates business now has annual sales of almost 40 million cases – making it the global premium wine leader.

Foster's Brewing International sales increased by 3.5 per cent and earnings were up almost 2 per cent, as the Foster's brand outperformed its industry peers in key markets.

Cash flow, an important measure for a business like ours, was up over 20 per cent.

A strong earnings performance, coupled with the benefit of continued capital management initiatives, drove earnings per share growth of just over 14 per cent.

This enabled your Board to return 20 cents per share in fully franked dividends for the 2005 financial year.

Even after the acquisition of Southcorp, at the close of 2005 our financial position remains solid, with the Group maintaining an investment grade credit rating.

SOUTHCORP

No overview of 2005 would be complete without reference to the 'company changing' acquisition of Southcorp.

It wasn't an easy decision to make, nor by any means a universally popular one with market observers.

It was, however, a compelling story.

Southcorp presented a rare acquisition opportunity in our own backyard. We had looked at the Company many times before and realised that Southcorp, with its

extraordinary wine portfolio, would make an excellent fit with our own business, at the right time, and at the right price.

When the opportunity unexpectedly presented itself, we decided that the timing was right to pursue the acquisition. Our focus from the start, and throughout the transaction remained on ensuring that we paid a price that would deliver value to Foster's Group shareholders.

Over the six months or so of the transaction, the Foster's management team maintained its focus and nerve. I commend Trevor and the team for their execution of both the acquisition and subsequent integration activities.

As the Foster's Board, we believe the Southcorp acquisition has delivered immediate value, but even more significantly has given the Foster's Group a new platform for growth.

As shareholders, you now own the world's best premium wine Company – with particular strength in the New World's greatest wine producing region, Australia.

You also own Australia's leading multi-beverage Company, and one of the truly great international premium beer brands.

MANAGEMENT & GOVERNANCE

Before handing over to Trevor O'Hoy, I wanted to spend a few moments on the governance aspects of our role as the Foster's Group Board.

Good governance is more than just compliance and ticking boxes.

It is also about creating a culture of openness, ethical behaviour, and strong values.

It is providing the management team with the flexibility and discretion necessary to grow a modern corporation, while assuring the risks inherent in governing a complex listed Company are well understood and managed.

As far as remuneration is concerned, good governance is about striking an effective balance between aligning senior executive remuneration with company performance and the creation of shareholder wealth, while preserving the Group's ability to attract and retain the best talent the global beverages sector has to offer.

This year of course, we have published a significantly expanded remuneration report, outlining the key policies and practices relating to director and executive remuneration.

The Report provides shareholders with detailed information about senior executive remuneration, and how their remuneration is linked to the achievement of business objectives and the generation of superior shareholder returns.

In essence, in addition to fixed remuneration, a significant portion of senior executive remuneration is at risk. Short-term incentive payments are explicitly linked to the achievement of business financial targets and individual performance objectives.

Long-term incentive payments are directly linked to the Company achieving total shareholder returns, as judged against a peer group of Australian companies and international beverage companies.

As a Board, we continue to review and refine our governance principles, and we maintain our support for the Australian Stock Exchange Principles of Good Corporate Governance and Best Practice Recommendations.

CONCLUSION

We are confident that 2006 will represent another great year for Foster's.

The aim of the Board and management team is clear – to make Foster's first choice.

That's first choice for our consumers – across category, region and product.

It's first choice for our people – attracting and retaining the best, and motivating them to achieve.

And finally, it's becoming first choice for you, as our shareholders and investors.

Foster's Group Limited 2005 Annual General Meeting
Response to most frequently asked shareholder questions

Frank Swan, Chairman

WHY ARE DIRECTOR'S FEES INCREASING?

The most common group of questions received from shareholders prior to today's meeting concerned the proposed increase in Directors' fees.

An increase in the maximum total amount of Directors' fees was last approved by shareholders at the 2004 Annual General Meeting, reflecting the Board's decision that Directors would no longer accrue retirement benefits.

At that time no regard was given to the possibility of increasing the number of Directors on the Foster's Board, and overall Directors' fees last year did not increase after allowing for Mr Ould's being a Director for the full year, compared with only part of the previous year.

The Board now considers that it is appropriate to increase the number of Directors to better enable it to exercise an appropriate level of oversight of the Company's affairs on behalf of shareholders.

The reasons for this are twofold.

First, the acquisition of Southcorp during the year has significantly expanded the scale and breadth of the Group's operations, and hence the responsibilities of Directors.

Second, the number of Directors on the Foster's Board is currently below the average size of boards of other ASX Top 50 listed companies, the average of which is nine Directors.

While no final decision has been made as to the number of new Directors, the Directors' view is that an increase of $300,000 in the maximum amount of fees payable to Directors (including committee fees as well as the superannuation guarantee charge contribution) is appropriate.

Let me be clear that this increase will not translate into a 25% increase in the remuneration of existing Foster's Directors, but will enable the Board to attract and retain additional Directors of a calibre appropriate to the needs of the expanded Company.

Can you explain the CEO's pay and performance plans?

You also asked about our remuneration structure for Foster's senior executive team, particularly the CEO, and the operation of incentive payments.

I spoke earlier of the shift in our remuneration policies toward rewarding performance and the generation of superior shareholder returns.

For our CEO, Trevor O'Hoy, this involved taking up the job on a lower salary than the previous incumbent, and with a large proportion of his total remuneration weighted towards the performance of the Company.

Moreover, Trevor's total remuneration was lower than other CEOs in similar-sized organisations.

This was appropriate as this was Trevor's first opportunity to lead a public company, and we needed to see some runs on the board.

I am pleased to say that Trevor has delivered a successful first year in the job; driving cost reduction through several business reviews, developing our strategy through the Foster's Growth formula, and successfully leading the acquisition of the Southcorp business.

Again, we sought independent benchmarking advice and, in recognition of his performance, have increased Trevor's fixed remuneration to $1,450,000, and his Long Term Incentive Plan opportunity to 75% of his total remuneration.

A similar approach is taken with other senior executives under policy guidelines set, and with outcomes reviewed, by the Foster's Board.

It is important to note that the 2005 Long Term Incentive Plan opportunity offered to senior executives is an opportunity only. It is at-risk. It is payable in three years time, and tied directly to achievement of total shareholder returns.

What is Foster's Dividend policy and proposed payout ratio?

Another popular question concerned Foster's dividend policy and payout ratio.

At the end of each reporting period, the Foster's Board considers a number of factors when determining the dividend amount. This includes the Company's reinvestment requirements, performance for the period, and the historical dividend payout ratio.

Our stated policy is to maintain a dividend payout ratio of 65 to 70 per cent of normalised earnings– those earnings from our continuing businesses. In recent times, for capital management reasons, we have maintained a payout higher than that range.

Our commitment to paying higher dividends, and to achieving normalised EPS growth of 10 per cent per annum, means that you should expect dividends to grow at a slightly lower rate than EPS, until we revert to within our target range of 65 to 70 per cent.

Importantly, with $1.2bn of operational cashflow in the past two years, we have easily funded these fully franked dividend payments.

Looking forward, we expect that we will continue to generate sufficient cashflow to maintain this healthy level of fully franked dividends - depending of course, on those same capital reinvestment and performance review requirements.

Will the Board continue to look at other capital management initiatives, e.g. buybacks?

Shareholders have asked whether Foster's will consider capital management initiatives such as buybacks.

Due to the Southcorp acquisition, our on market share buyback program was suspended in January 2005 after the purchase of 28.7 million shares.

In the short term, your Board considers the pay down of additional debt assumed as a result of the Southcorp acquisition as a superior use of funds.

Capital management initiatives do, however, remain an option for the Board.

Some key considerations when reviewing the various options include the availability of other value-adding alternatives - within our current business, or externally.

The Board is also careful to maintain a balance sheet structure that ensures financial strength, and access to debt capital if required.

Finally, the maintenance of our ability to continue to offer fully franked dividends is an important consideration.

How does Foster's plan to increase shareholder returns?

Many of you also asked about the Company's plans to increase total shareholder value.

I hope today's presentations have outlined more clearly the growth strategy for the Foster's Group. We believe we have the right assets, strategies, and management team to continue to grow Foster's in the medium term.

The sale of Lensworth and the Australian Leisure and Hospitality Group has enabled us to focus on what we do best - producing and marketing premium alcohol beverages.

The addition of the world-class Southcorp portfolio positions us as a leader in global premium wine, and has significantly enhanced our medium to long term growth opportunities.

We have reached our target earnings per share growth of 10% per annum ahead of expectations, and I believe we are in the right place to continue to improve total shareholder returns in the years ahead.

As I said in my opening address, you are all owners of a great company, with the right management team capable of delivering superior shareholder returns for the long term.

FOSTER'S GROUP

October 24, 2005

Foster's Group Limited 2005 Annual General Meeting – President & Chief Executive Officer's Address

Foster's Group Limited will today address shareholders at its Annual General Meeting to be held in Melbourne, commencing at 10:30am.

A copy of the Address delivered by Foster's Group Limited President & Chief Executive Officer, Trevor O'Hoy is attached.

A live webcast of proceedings of the Annual General Meeting, as well as an archive of the Chairman and President & CEO's address, will be available from the Foster's Group website at www.fostersgroup.com.

Further information:

Media
Troy Hey
Tel: +61 3 9633 2085
Mob: 0409 709 126

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623

2005 Foster's Group Limited
Annual General Meeting

FOSTER'S GROUP

President & Chief Executive Officer's Review

Trevor O'Hoy

A different company

FOSTER'S GROUP

- **A pure beverages company**
  - Australia's leading multi-beverage business
  - World's leading premium wine company
  - World's 7th largest and fastest growing global beer brand
- **A focused global business strategy**
  - Global premium wine
  - Australian multi-beverage
  - Global premium beer
- **A unique business structure**
  - *Foster's Australia*, unique regional multi-beverage model
  - *Foster's Wine Estates*, integrated global supply chain
  - *Foster's Brewing Int.*, a dedicated global brand builder

A compelling opportunity - Southcorp

FOSTER'S GROUP

Penfolds
AUSTRALIA'S MOST FAMOUS WINE

SEPPELT
EST 1851

the Little Penguin

SEAVIEW

ROSEMOUNT ESTATE
THE PRESTIGE WINE OF AUSTRALIA

Queen Adelaide

Coldstream Hills

SECRET STONE
NEW ZEALAND

LINDEMANS
making life more enjoyable

MINCHINBURY

Herrick

Riccadonna

WYNNS COONAWARRA ESTATE
THE ESTATE THAT MADE COONAWARRA FAMOUS

Killawarra
THE SPARKLING AUSTRALIAN

DEVIL'S LAIR

TOLLANA

Scale in key categories

FOSTER'S GROUP

The world's leading premium wine business

Global Premium Wine Revenues (US$bn)



2,100
1,800
1,500
1,200
900
600
300
0
Foster's
Constellation
Gallo
Pernod Ricard
Diageo

Note: Global premium still wine sales with retail price greater than US$3 per 750ml bottle for calendar year 2003 and pro forma for recent acquisitions.

Source: Euromonitor, annual reports, broker reports, Amadeus

Category leader in Australian liquor market

Australian Liquor Market Share by Value (%)



30
25
20
15
10
5
0
Foster's
Lion Nathan
Diageo
Maxxium
Orlando Wyndham

Source: AC Nielsen

The Australian multi-beverage model

FOSTER'S GROUP

- Outstanding portfolio of branded beverage products across all categories and segments
- Unique distribution and customer relationship network based on:
  - Leading innovation and consumer insights capability
  - Big "drive" brands
  - Integrated and swift route-to-market
- Differentiated business model provides a competitive advantage


SKYY
VB

A global premium wine business

FOSTER'S GROUP

- **Category leadership in global premium wine, with unrivalled brand portfolio**
- **Consumer focused with un-matched insight into wine consumption trends**
- **Integrated supply chain and 'portfolio' approach to brand support**
  - Flexibility and sustainability in supply
  - Ability to target new products - by varietal, by region, by price point
  - Investment in brands *every day of the year*

ling sustainability in earnings growth

BERINGER. Penfolds LINDEMANS *making life more enjoyable* ROSEMOUNT ESTATE The Prestige Wine of Australia

Foster's global brand

FOSTER'S GROUP

- 7th highest selling, and fastest growing, global premium beer
- Available in over 150 countries – approx. 100 million cases p.a.
- Brand focus in response to consolidation amongst global brewers
- Driving efficiencies, improving allocation of advertising and promotional spend
- Leverage in-region partnerships, expansion to non-aligned regions, and new product development



2005 financial highlights

FOSTER'S GROUP

Foster's Group Limited

Fully franked dividend

final 10.75cps
total 20.0 cps

Net sales revenue ($m)

$3,972 million

Return on capital employed

14%

OCF/ EBITDAS

92%

EBITDAS/ net sales revenue

22%

Earnings per share

28 cents

Up 14%

2005 business performance

FOSTER'S GROUP

Beringer Blass Wine Estates*

Volume (9L cases)	Net sales revenue	Earnings (EBITDAS)
21 million	$1,329 million	$268 million
up 36%	Up 25%	Up 17%

Carlton & United Beverages

Volume (9L cases)	Net sales revenue	Earnings (EBITDA**)
108 million	$1,883 million	$577 million
NA	Up 6%	Up 11%

Foster's Brewing International

Volume (9L cases)	Net sales revenue	Earnings (EBITA)
107 million	$263 million	$44 million
Up 3%	Up 3%	Up 2%

** Includes six weeks of Southcorp contribution, ** continuing business*

Foster's Group is in the right place

Australian Multi-beverage


value
value
Multi-category non-premium products
category, premium products
Single category, non-premium products
Single category, premium products

Value growth

- in premium beers
- in ready to drink
- in spirits

Global Wine


value
value
Multi-region non-premium products
Multi-region, premium products
Single region, non-premium products
Single region premium products

Value growth

- 'Australian' category ahead of premium
- Premium ahead of all wine
- Value ahead of volume

Global Beer


value
value
Premium brand, regional awareness
Premium brand, global awareness
Non-premium brand, regional awareness
Non-premium brand, global awareness

Value growth

- Volume ahead of category
- Value (to Foster's) ahead of volume

Maintaining the momentum

FOSTER'S GROUP

- Review of key brands

ROSEMOUNT ESTATE



LINDEMANS
making life more enjoyable

- Brand investment to 8-10% of revenue
- Sustained product investment and innovation
- Global supply chain roll-out
- Southcorp customer sales force integration

Momentum continues into the September quarter

- **1st quarter performance on plan**
- **Australia:**
  - Competitive wine market, due to industry oversupply
  - Multi-beverage model continues to gain momentum
- **UK:**
  - Wine market remains competitive
- **North America:**
  - Performance trends continue
  - Value growth exceeds volume growth
- **Southcorp integration and synergy capture:**
  - All initiatives on track, or ahead of plan
  - Corporate overhead synergies "banked"
- **On track to achieve full year earnings guidance**

Looking forward

FOSTER'S GROUP

- **Our environment**
  - Fragmenting customer base - few, bigger retailers offering 'big box' formats, plus many more smaller players
  - Consumers becoming more adventurous, 'promiscuous', and international
  - Continuing consolidation amongst global beverages companies
- **Our business**
  - Continued momentum in Foster's Australia
  - Wine Trade to continue 2005 growth trend – adjusted for foreign exchange impacts
  - Southcorp synergies of $40-50m in F06, representing an annual run rate of more than $95m per annum, and building to up to $145m in F08

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

24 October 2005

Company Announcements Centre
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

ANNUAL GENERAL MEETING – 24 OCTOBER 2005

In accordance with section 251AA of the Corporations Act, the following information is provided in relation to resolutions passed by members of Foster's Group Limited at its Annual General Meeting on 24 October 2005:

Resolution 1 Re-election of Mr F.J. Swan as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,142,847,278
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,110,363,369
- the proxy is to vote against the resolution	8,069,156
- the proxy may vote at the proxy's discretion	24,414,753
- the proxy is to abstain on the resolution	1,373,578
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,136,735,299
- against the resolution	8,099,066
- abstaining on the resolution	1,392,259

Resolution 2 Re-election of Mr G.W. McGregor as a Director	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly Appointed	1,136,309,051
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,108,995,571
- the proxy is to vote against the resolution	2,837,763
- the proxy may vote at the proxy's discretion	24,475,717
- the proxy is to abstain on the resolution	7,911,805
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,135,418,204
- against the resolution	2,858,111
- abstaining on the resolution	7,950,309

Resolution 3 Reinstatement of Proportional or Partial Takeover Provision in the Constitution	
The motion was carried as a special resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly Appointed	1,141,412,280
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,008,291,406
- the proxy is to vote against the resolution	108,452,279
- the proxy may vote at the proxy's discretion	24,668,595
- the proxy is to abstain on the resolution	2,806,176
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,034,874,077
- against the resolution	108,479,546
- abstaining on the resolution	2,863,440

Resolution 4 Approval of increase in total amount of non-executive Directors' fees	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly Appointed	1,092,320,089
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,052,108,064
- the proxy is to vote against the resolution	27,123,320
- the proxy may vote at the proxy's discretion	13,088,705
- the proxy is to abstain on the resolution	41,768,576
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,066,507,919
- against the resolution	27,495,496
- abstaining on the resolution	41,819,786

Resolution 5 Approval of the participation of Mr Trevor L. O'Hoy, President and CEO of the Company, in the Foster's Long Term Incentive Plan	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,139,007,146
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,084,380,314
- the proxy is to vote against the resolution	30,918,297
- the proxy may vote at the proxy's discretion	23,708,535
- the proxy is to abstain on the resolution	4,978,227
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,109,905,186
- against the resolution	31,087,932
- abstaining on the resolution	4,995,862

Resolution 6 Adoption of the Remuneration Report for the year ended 30 June 2005	
The motion was carried as an ordinary resolution on a poll.	
Total number of proxy votes exercisable by all proxies validly appointed	1,137,520,097
Total number of proxy votes in respect of which the appointments specified that:	
- the proxy is to vote for the resolution	1,087,905,200
- the proxy is to vote against the resolution	25,274,968
- the proxy may vote at the proxy's discretion	24,339,929
- the proxy is to abstain on the resolution	6,703,259
If the resolution is decided on a poll the total number of votes cast on the poll:	
- in favour of the resolution	1,113,940,345
- against the resolution	25,416,348
- abstaining on the resolution	6,861,567

Yours faithfully

R.K. Dudfield

Robert Dudfield
Assistant Company Secretary